UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 1, 2024

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street

New York, NY 10010

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	Landa App 2 LLC - 1120 9Th Court Pleasant Grove Al LLC
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC	Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC
Landa App 2 LLC - 1625 W MCFARLAND AVENUE GASTONIA NC LLC	Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC
Landa App 2 LLC - 1744 Mountain Drive Tarrant Al LLC	Landa App 2 LLC - 179 Poplar Springs Drive Mulga Al LLC
Landa App 2 LLC - 200 15TH COURT NORTHWEST CENTER POINT AL LLC	Landa App 2 LLC - 2150 TISHAMINGO DRIVE BIRMINGHAM AL LLC
Landa App 2 LLC - 235 Celery Avenue North Jacksonville FL LLC	Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC
Landa App 2 LLC - 301 Woodstream Drive Gastonia Nc LLC	Landa App 2 LLC - 3029 CEDARIDGE DRIVE TAMPA FLORIDA LLC
Landa App 2 LLC - 340 17TH AVENUE NORTHWEST CENTER POINT AL LLC	Landa App 2 LLC - 4037 STONE DRIVE BESSEMER AL LLC
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC	Landa App 2 LLC - 4464 Willow Street Gardendale Al LLC
Landa App 2 LLC - 4601 SYLVANER LANE BIRMINGHAM AL LLC	Landa App 2 LLC - 503 8TH STREET SOUTH BESSEMER AL LLC
Landa App 2 LLC - 503 EAST ROBINSON STREET DALLAS NC LLC	Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC
Landa App 2 LLC - 5844 Willow Crest Drive Pinson Al LLC	Landa App 2 LLC - 650 Willow Bend Lane Bessemer Al LLC
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC	Landa App 2 LLC - 6820 66Th Street South Birmingham Al LLC
Landa App 2 LLC - 7817 3Rd Avenue South Birmingham Al LLC	Landa App 2 LLC - 8048 OLD PLANK ROAD JACKSONVILLE FLORIDA LLC
Landa App 2 LLC - 808 Home Trail Gastonia Nc LLC	Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC
Landa App 2 LLC - 913 2ND STREET KINGS MOUNTAIN NC LLC	Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Distribution Declaration

On September 1, 2024, Landa Holdings, Inc. (the "Manager"), as manager to each of the following series (each a "Series" and collectively the "Series") of the Company, declared and paid a cash distribution (the "Distribution") for such Series for the month of  August 2024 (the "Distribution Period"), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series ("Shares") will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share (1)
Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	$400	$0.155
Landa App 2 LLC - 1120 9Th Court Pleasant Grove Al LLC	$0	$0
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC (3)	$0	$0
Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC (3)	$0	$0
Landa App 2 LLC - 1625 W MCFARLAND AVENUE GASTONIA NC LLC (3)	$0	$0
Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC	$0	$0
Landa App 2 LLC - 1744 Mountain Drive Tarrant Al LLC (4)	$0	$0
Landa App 2 LLC - 179 Poplar Springs Drive Mulga Al LLC	$0	$0
Landa App 2 LLC - 200 15TH COURT NORTHWEST CENTER POINT AL LLC (4)	$0	$0
Landa App 2 LLC - 2150 TISHAMINGO DRIVE BIRMINGHAM AL LLC (4)	$0	$0
Landa App 2 LLC - 235 Celery Avenue North Jacksonville FL LLC	$0	$0
Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC (4)	$0	$0
Landa App 2 LLC - 301 Woodstream Drive Gastonia Nc LLC (3)	$0	$0
Landa App 2 LLC - 3029 CEDARIDGE DRIVE TAMPA FLORIDA LLC (3)	$0	$0
Landa App 2 LLC - 340 17TH AVENUE NORTHWEST CENTER POINT AL LLC (4)	$0	$0
Landa App 2 LLC - 4037 STONE DRIVE BESSEMER AL LLC (2)	$0	$0
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC (2)	$0	$0
Landa App 2 LLC - 4464 Willow Street Gardendale Al LLC	$0	$0
Landa App 2 LLC - 4601 SYLVANER LANE BIRMINGHAM AL LLC (3)	$0	$0
Landa App 2 LLC - 503 8TH STREET SOUTH BESSEMER AL LLC (2)	$0	$0
Landa App 2 LLC - 503 EAST ROBINSON STREET DALLAS NC LLC	$231	$0.067
Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC	$0	$0
Landa App 2 LLC - 5844 Willow Crest Drive Pinson Al LLC (4)	$0	$0
Landa App 2 LLC - 650 Willow Bend Lane Bessemer Al LLC (4)	$0	$0
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC (4)	$0	$0
Landa App 2 LLC - 6820 66Th Street South Birmingham Al LLC	$0	$0
Landa App 2 LLC - 7817 3Rd Avenue South Birmingham Al LLC (3)	$0	$0
Landa App 2 LLC - 8048 OLD PLANK ROAD JACKSONVILLE FLORIDA LLC (3)	$0	$0
Landa App 2 LLC - 808 Home Trail Gastonia Nc LLC (3)	$0	$0
Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC (3)	$0	$0
Landa App 2 LLC - 913 2ND STREET KINGS MOUNTAIN NC LLC	$205	$0.036
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC (2)	$0	$0
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC (4)	$0	$0
Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC (2)	$0	$0
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	$358.05	$0.036
Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC	$385.88	$0.039
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	$295	$0.029
Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC (2)	$375	$0.037
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC	$0	$0

(1) Distributions by this Series were made based on the total Shares outstanding as of September 1, 2024.

(2) As of the date of this report, the tenant is still occupying the Properties underlying this Series and the Manager has commenced the process to remove these tenants. Once vacant, This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(3) This Property is currently vacant. The Manager has determined that this Series does not have sufficient amounts (including any amounts in its Reserves) and will not be able to pay a Distribution to the holders of this Series' Shares for this Distribution Period.

(4) The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of August. The Manager has determined that this Series does not have sufficient amounts (including any amounts in its Reserves) and will not be able to pay a Distribution to the holders of this Series' Shares for this Distribution Period.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circulars, available on the SEC's website at www.sec.gov

Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2024	LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

2

Exhibit A

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)	Monthly Rental Income($)(2)	Monthly Management Fee (%)(3)
1.	Landa Series 1096 Vincent Drive Mount Dora FL LLC	open	03/27/2023	04/04/2024	2,585	35,312.91	2,000	8%
2.	Landa Series 1120 9Th Court Pleasant Grove Al LLC	open	03/27/2023	03/27/2024	3,025	24,475.27	1,175	8%
3.	Landa Series 113 Hughes Avenue Sanford FL LLC	open	03/27/2023	04/02/2024	521	7,838.81	0	8%
4.	Landa Series 1434 Shirley Drive Lakeland FL LLC	open	03/27/2023	07/23/2024	4,358	60,665.1	0	8%
5.	Landa Series 1625 W MCFARLAND AVENUE GASTONIA NC LLC	open	03/27/2023	03/28/2024	2,620	32,058.06	0	8%
6.	Landa Series 1713 Alfen Street Jacksonville FL LLC	closed	03/27/2023	10/04/2023	10,000	76,921	1,535	8%
7.	Landa Series 1744 Mountain Drive Tarrant Al LLC	open	03/27/2023	04/04/2024	937	7,076.88	955	8%
8.	Landa Series 179 Poplar Springs Drive Mulga Al LLC	open	03/27/2023	04/03/2024	3,046	21,808.75	1,150	8%
9.	Landa Series 200 15TH COURT NORTHWEST CENTER POINT AL LLC	closed	03/27/2023	01/21/2024	10,000	67,428	1,200	8%
10.	Landa Series 2150 TISHAMINGO DRIVE BIRMINGHAM AL LLC	open	03/27/2023	03/31/2024	1,257	11,278.68	1,250	8%
11.	Landa Series 235 Celery Avenue North Jacksonville FL LLC	open	03/27/2023	04/02/2024	2,881	34,960.65	2,068	8%
12.	Landa Series 28 E Hammon Drive Apopka FL LLC	open	03/27/2023	04/02/2024	3,214	37,505.13	1,950	8%
13.	Landa Series 301 Woodstream Drive Gastonia Nc LLC	open	03/27/2023	04/02/2024	1,234	15,786.81	0	8%
14.	Landa Series 3029 CEDARIDGE DRIVE TAMPA FLORIDA LLC	open	03/27/2023	07/01/2024	2,839	47,846.8	0	8%
15.	Landa Series 340 17TH AVENUE NORTHWEST CENTER POINT AL LLC	closed	03/27/2023	09/13/2023	10,000	75,657	1,312.5	8%
16.	Landa Series 4037 STONE DRIVE BESSEMER AL LLC	open	03/27/2023	04/01/2024	822	7,508.64	0	8%
17.	Landa Series 4126 Oriely Drive West Jacksonville FL LLC	open	03/27/2023	03/19/2024	1,307	15,620.61	1,600	8%
18.	Landa Series 4464 Willow Street Gardendale Al LLC	open	03/27/2023	04/02/2024	846	8,251.21	1,345	8%
19.	Landa Series 4601 SYLVANER LANE BIRMINGHAM AL LLC	open	03/27/2023	04/02/2024	2,329	35,444.12	0	8%
20.	Landa Series 503 8TH STREET SOUTH BESSEMER AL LLC	open	03/27/2023	07/21/2024	1,377	8,598.26	0	8%
21.	Landa Series 503 EAST ROBINSON STREET DALLAS NC LLC	open	03/27/2023	07/23/2024	3,463	28,994.31	1,155	8%
22.	Landa Series 580 Dorothy Street Bartow FL LLC	open	03/27/2023	04/01/2024	1,741	22,990.08	1,600	8%
23.	Landa Series 5844 Willow Crest Drive Pinson Al LLC	open	03/27/2023	03/31/2024	1,556	15,856.26	1,450	8%
24.	Landa Series 650 Willow Bend Lane Bessemer Al LLC	open	03/27/2023	03/28/2024	2,315	20,205.55	1,175	8%
25.	Landa Series 6716 Mopsy Lane Jacksonville FL LLC	open	03/27/2023	03/21/2024	1,301	13,967.67	1,500	8%
26.	Landa Series 6820 66Th Street South Birmingham Al LLC	open	03/27/2023	04/05/2024	2,672	20,788.69	1,299	8%
27.	Landa Series 7817 3Rd Avenue South Birmingham Al LLC	closed	03/27/2023	07/24/2023	10,000	54,393	0	8%
28.	Landa Series 8048 OLD PLANK ROAD JACKSONVILLE FLORIDA LLC	open	03/27/2023	04/02/2024	596	7,131.5	0	8%
29.	Landa Series 808 Home Trail Gastonia Nc LLC	open	03/27/2023	04/02/2024	266	4,151.17	0	8%
30.	Landa Series 8990 Doris Lane Jacksonville FL LLC	closed	03/27/2023	05/03/2023	10,000	39,285	0	8%
31.	Landa Series 913 2ND STREET KINGS MOUNTAIN NC LLC	open	03/27/2023	07/23/2024	5,629	51,657.9	1,025	8%
32.	Landa Series 126 Wildwood Road Stockbridge GA LLC	closed	12/03/2021	12/03/2022	10,000	69,321	1,697.85	8%
33.	Landa Series 137 Spring Valley Circle Stockbridge GA LLC	closed	12/03/2021	06/07/2023	10,000	68,203	1,525	8%
34.	Landa Series 153 Spring Valley Circle Stockbridge GA LLC	closed	12/03/2021	04/27/2023	10,000	85,308	1,842.5	8%
35.	Landa Series 2174 Scarbrough Road Stone Mountain GA LLC	closed	12/03/2021	04/27/2023	10,000	66,954	1,790.25	8%
36.	Landa Series 303 Kellys Walk Locust Grove GA LLC	closed	12/03/2021	04/27/2022	10,000	105,377	2,025	8%
37.	Landa Series 3192 Lake Monroe Road Douglasville GA LLC	closed	12/03/2021	04/22/2022	10,000	59,768.5	1,475	8%
38.	Landa Series 4085 Springvale Way Mcdonough GA LLC	closed	12/03/2021	04/27/2023	10,000	113,687	1,875	8%
39.	Landa Series 45 Robertford Drive Covington GA LLC	closed	12/03/2021	10/20/2022	10,000	92,925	0	8%

(1) Reflected as of up to two (2) business days prior to the date of this Form 1-U. Each Series is offering up to a maximum of 10,000 Shares

(2) The Monthly Rental Income amount reflects the monthly rental payment due under the applicable lease agreement for the Property.

(3) The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.